CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
April 7, 2009
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ASX/NASDAQ Media Release	7 April 2009
New Pharmaxis Board Appointment
Pharmaceutical company Pharmaxis (ASX: PXS, Nasdaq: PXSL) today announced the appointment of the U.S. life science investment manager Richard van den Broek to its Board of Directors.
Mr van den Broek is founder and managing partner of HSMR Advisors LLC, a U.S. based fund manager with an investment emphasis on small and mid-cap biotech public companies. HSMR Advisors has held a position on the Pharmaxis share register since 2005.
During his career Mr van den Broek has worked on both the buy and sell side of the funds management industry holding senior positions at Cooper Hill Partners, Hambrecht & Quist (H&Q), Merrill Lynch and Oppenheimer & Co.
“Richard has been an engaged investor for a number of years and has great insight into the life science industry and the U.S. capital markets,” said Pharmaxis Chief Executive Officer, Dr Alan Robertson. “Our shareholders will benefit from his skills and experience.”
In accepting the board position Mr van den Broek said: “Pharmaxis holds enormous promise and I look forward to being part of an exciting company at a key point in its development as a global provider of innovative medicines.
I am very much looking forward to working with the Pharmaxis Board.”
Mr van den Broek is a Chartered Financial Analyst, and is a graduate of Harvard University.
For information on all Pharmaxis Board members, go to:
http://www.pharmaxis.com.au/about-us/our-people/our-people_home.cfm
#ends#
SOURCE: Pharmaxis Ltd, Sydney, Australia
CONTACT: Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
Australia:
Felicity Moffatt, phone +61 418 677 701 or email felicity.moffatt@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: April 7, 2009	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer